012 Smile.Communications Ltd.

25 Hasivim Street,

Petach-Tikva 49170

Israel

October 29, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Larry Spirgel, Esq.

Re:	012 Smile.Communications Ltd.

Registration Statement on Form F-1 (File No. 333-146645)

Dear Mr. Spirgel

The undersigned, 012 Smile.Communications Ltd., issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 5:30 p.m. Washington, D.C. time, on October 30, 2007, or as soon thereafter as possible.

Management of 012 Smile.Communications Ltd. is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve 012 Smile.Communications Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	012 Smile.Communications Ltd. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy in this matter.

Very truly yours,

012 Smile.Communications Ltd.

By:	/s/ Stella Handler
Name:	Stella Handler
Title:	Chief Executive Officer

CIBC World Markets Corp.

c/o CIBC World Markets Corp.

300 Madison Avenue

New York, New York 10017

October 29, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	012 Smile.Communications Ltd.

Registration Statement on Form F-1 (File No. 333 -114465)

Dear Ladies and Gentleman:

As representatives of the several underwriters (“Representatives”), we hereby join in the request of 012 Smile.Communications Ltd. (the “Company”) that the effective date of the above-referenced registration statement be accelerated so that it will become effective at 5:30 p.m. Washington, D.C. time, on October 30, 2007, or as soon thereafter as possible.

Pursuant to Rule 460 of the Securities Act of 1933, as amended, we, as Representatives, wish to advise the Securities and Exchange Commission (the “Commission”) that the undersigned have effected, during the period from October 19, 2007 through the date hereof, the distribution of approximately 6,600 copies of the Preliminary Prospectus dated October 19, 2007 to prospective underwriters, institutional investors, dealers and others.

Please provide a facsimile copy of the Commission’s order declaring the Registration Statement effective to David Goldschmidt, Esq. of Skadden, Arps, Four Times Square, New York, New York, facsimile number (917) 777-3574.

The Commission is advised that the amount of compensation to be allowed or paid to the undersigned, to be disclosed in the final prospectus, will not exceed an amount that has been cleared with The Financial Industry Regulatory Authority.

The undersigned confirm that they have complied and will continue to comply with Rule 15c2-8 of the Securities and Exchange Act of 1934, as amended, in connection with the above-described offering.

Very truly yours,

CIBC World Markets Corp.

As Representatives of the Several Underwriters

By:	CIBC WORLD MARKETS CORP.

By:	/s/ Andrew MacInnes
Name: Andrew MacInnes
Title: Managing Director, Head of ECM

cc:	Steve Glusband, Esq.

Anna Maria Vistica, Esq.

David J. Goldschmidt, Esq.

Michael J. Scwhartz, Esq